Issuer Free Writing Prospectus

Filed by Nomura Holdings, Inc.

Pursuant to Rule 433

Registration Statement No. 333-283915

June 24, 2025

Nomura Holdings, Inc.

Pricing Term Sheet

$1,000,000,000 7.000% Fixed Rate Resetting Perpetual Subordinated Debt Securities

Issuer:	Nomura Holdings, Inc.

Size:	$1,000,000,000

Expected Security Ratings:*	Ba3 (Moody’s) / BB (Fitch)

Security Type:	Fixed Rate Resetting Perpetual Subordinated Debt Securities (the “Securities”)

Ranking:

The Securities will be the Issuer’s direct and unsecured obligations that are conditional and subordinated and rank pari passu and without preference among themselves. Upon the occurrence of a Liquidation Event (as defined in the Preliminary Prospectus), the Securities (i) will be subordinated to all of its existing and future Senior Indebtedness (as defined in the Preliminary Prospectus) (which includes its dated subordinated debt), (ii) will rank pari passu with all of the existing and future Liquidation Parity Liabilities (as defined in the Preliminary Prospectus) and (iii) will rank senior to all of the existing and future Liquidation Junior Liabilities (as defined in the Preliminary Prospectus). The Securities will be structurally subordinated to the liabilities of the Issuer’s subsidiaries.

Trade Date:	June 24, 2025

Settlement Date:	July 1, 2025 (T+5)

Issue Date:	July 1, 2025

Maturity:	Perpetual, with no fixed maturity or fixed redemption date

Interest:

From (and including) the Issue Date to (but excluding) the first Reset Date (as defined below), the interest rate on the Securities will be 7.000% per annum

From (and including) each Reset Date to (but excluding) the next following Reset Date (each, a “reset fixed rate period”), the Securities will bear interest at a fixed per annum rate (the “Reset Fixed Rate”) equal to the applicable U.S. Treasury Rate (as defined below) as determined by the Calculation Agent (as defined below) on the applicable Reset Determination Date (as defined below), plus 3.084%

Reset Date:	January 15, 2031 and each subsequent fifth-year anniversary of such date (each, a “Reset Date”)

Reset Determination Date:	The second Business Day (as defined in the Preliminary Prospectus) immediately preceding the applicable Reset Date

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15 of each year

First Interest Payment Date:	January 15, 2026 (long first coupon)

Benchmark Treasury:	4.000% due May 31, 2030 4.125% due May 31, 2032

Benchmark Treasury Spot (Price/Yield):	100-20 3/4 / 3.854% 100-14 1/4 / 4.050%

Interpolated Treasury Yield:	3.916%

Spread to Benchmark Treasury:	308.4 basis points

Determination of the Reset Fixed Rate and the U.S. Treasury Rate:

The Reset Fixed Rate and the U.S. Treasury Rate in respect of each reset fixed rate period shall be determined by Citibank, N.A., London Branch as calculation agent (the “Calculation Agent”) as soon as practicable after 5:00 p.m. (New York City time) on the Reset Determination Date.

“U.S. Treasury Rate” means, with respect to a reset fixed rate period, the rate per annum equal to:

(1) the arithmetic average, as determined by the Calculation Agent, of the yields on actively traded U.S. Treasury securities adjusted to constant maturity for the maturity of five years (“Yields”) for the five consecutive New York business days immediately prior to the Reset Determination Date based on information appearing in the statistical release designated “H.15” (or any successor publication that reports Yields) most recently published by the Board of Governors of the U.S. Federal Reserve System as of 5:00 p.m. (New York City time) on the Reset Determination Date; provided that if the Yield is not available through such release (or any successor publication) for any relevant New York business day, then the arithmetic average will be determined based on the Yields for the remaining New York business days during the five New York business day period described above (provided further that if the Yield is available for only a single New York business day during such five New York business day period, then “U.S. Treasury Rate” will mean the single-day Yield for such day); or

(2) if no information is available to determine the U.S. Treasury Rate in accordance with the method set forth in (1) above by using the Yield for at least a single New York business day during the five New York business day period described above, then the annualized yield to maturity of the Comparable Treasury Issue (as defined below) calculated using a yield for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Yield (as defined below) as of the Reset Determination Date.

If the U.S. Treasury Rate cannot be determined, for whatever reason, as described under (1) or (2) above, “U.S. Treasury Rate” means the rate per annum equal to the last reported Yield, as determined by the Calculation Agent, based on information appearing in the statistical release designated “H.15” (or any successor publication that reports Yields) last published by the Board of Governors of the U.S. Federal Reserve System as of 5:00 p.m. (New York City time) on the Reset Determination Date.

“Comparable Treasury Issue” means, with respect to a reset fixed rate period, the U.S. Treasury security that is selected by the Issuer (and notified to the Calculation Agent) with a maturity date on or about (but not more than 30 calendar days before or after) the Reset Date immediately after the last day of the reset fixed rate period and that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities denominated in U.S. dollars and having a maturity of five years; provided, however, that the selection of the Comparable Treasury Issue shall be at the Issuer’s sole discretion and judgement, and that such determination shall be final and conclusive for all purposes and binding on the Calculation Agent, the Trustee, the paying agent and the holders of the Securities.

“Comparable Treasury Yield” means, with respect to a Reset Determination Date, (i) the arithmetic average, as determined by the Calculation Agent, of the Reference Treasury Dealer Quotations (as defined below) for the Comparable Treasury Issue as of the Reset Determination Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, (ii) if fewer than five such Reference Treasury Dealer Quotations are received, the arithmetic average, as determined by the Calculation Agent, of all such quotations, or (iii) if fewer than two such Reference Treasury Dealer Quotations are received, then the Reference Treasury Dealer Quotation as quoted by a Reference Treasury Dealer (as defined below).

“Reference Treasury Dealer” means each of up to five banks selected by the Issuer (and notified to the Calculation Agent), or the affiliates of such banks, which are (i) primary U.S. Treasury securities dealers, and their respective successors, or (ii) market makers in pricing corporate bond issues denominated in U.S. dollars; provided, however, that the selection of the Reference Treasury Dealers shall be at the Issuer’s sole discretion and judgement, and that such determination shall be final and conclusive for all purposes and binding on the Calculation Agent, the Trustee, the paying agent and the holders of the Securities.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and a Reset Determination Date, the yield quoted to the Issuer (and notified to the Calculation Agent) by such Reference Treasury Dealer for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, approximately at 11:00 a.m. (New York City time), on the Reset Determination Date.

Optional Cancellation of Interest Payments:

If the Issuer determines that it is necessary to cancel payment of the interest on the Securities, it may at any time and in its sole discretion cancel payment of all or part of the interest accrued on the Securities on an interest payment date.

Among other circumstances, the Issuer expects to make a determination to cancel interest payments if and to the extent that it fails to meet the applicable regulatory capital buffer requirements and implement a capital distribution constraints plan submitted to the FSA (as defined in the Preliminary Prospectus) pursuant to an order of the FSA under the Japanese capital distribution constraints system. Notwithstanding the foregoing, the Issuer may determine that it is necessary to cancel payments of interest on the Securities due to other factors in its sole discretion.

Mandatory Cancellation of Interest Payments:

The Issuer will be prohibited from paying, and shall cancel, all or part of the interest on the Securities on an interest payment date (including additional amounts with respect thereto, if any), if and to the extent that the interest payable on the Securities on such interest payment date (including additional amounts with respect thereto, if any) exceeds the Interest Payable Amount.

“Interest Payable Amount” means, in respect of any interest payment date, the product of the Adjusted Distributable Amounts (as defined below) on such interest payment date and a ratio, the numerator of which is the amount of interest (including additional amounts with respect thereto, if any) that should have been paid on the Securities on such interest payment date, and the denominator of which is the aggregate amount of interest (including additional amounts with respect thereto, if any) that should have been paid on the Securities on such interest payment date and dividends or interest (including any amounts with respect thereto substantially similar to additional amounts, if any) that should have been paid in respect of any Senior Dividend Preferred Shares (as defined in the Preliminary Prospectus) and any Parity Securities (as defined in the Preliminary Prospectus) on the same date as such interest payment date (rounding any amount less than a whole cent down to the nearest whole cent).

“Adjusted Distributable Amounts” means, in respect of any date, the Issuer’s distributable amounts (bunpai kano gaku) on such date as calculated in accordance with the Companies Act (as defined in the Preliminary Prospectus), after deducting the sum of any dividend or interest (including additional amounts with respect thereto, or any amounts with respect thereto substantially similar to additional amounts, as applicable, if any) that has been paid in respect of the Securities, any Parity Securities and any Junior Securities (as defined in the Preliminary Prospectus) from the beginning of its fiscal year in which such date falls until the date immediately preceding such date.

Cessation of Accrual of Interest:

No interest shall accrue on the Securities (i) during the period when the principal amount of the Securities then outstanding is one cent per $1,000 in principal amount at issuance, (ii) after the date fixed for redemption, or (iii) during any period when a liquidation proceeding (seisan) in respect of the Issuer commences and continues under the Companies Act.

Agreement to Interest Cancellation:	By subscribing for, purchasing or otherwise acquiring the Securities, holders of the Securities acknowledge and agree to a cancellation of interest payments under the terms of the Securities.

Going Concern Write-Down Upon a Capital Ratio Event:

If a Capital Ratio Event (as defined in the Preliminary Prospectus) occurs, on the related Going Concern Write-Down Date (as defined below), the Current Principal Amount (as defined in the Preliminary Prospectus) of the Securities, except for principal that has become due and payable on or before the date of the occurrence of the Capital Ratio Event and remains unpaid, will be written down by an amount equal to the relevant Going Concern Write-Down Amount (as defined in the Preliminary Prospectus), the Issuer shall be discharged and released from any and all of the Issuer’s obligations to pay the Current Principal Amount of the Securities in an amount equal to the relevant Going Concern Write-Down Amount and the interest on the Securities (including additional amounts with respect thereto, if any) in an amount equal to the interest on the relevant Going Concern Write-Down Amount (including additional amounts with respect thereto, if any), and holders of the Securities will be deemed to have irrevocably waived their right to claim or receive, and will not have any rights against the Issuer, the trustee or any agent with respect to, and cannot instruct the trustee to enforce, the payment of the Current Principal Amount of the Securities to the extent of the relevant Going Concern Write-Down Amount or interest on the relevant Going Concern Write-Down Amount (including additional amounts with respect thereto, if any), except that the Issuer’s obligations shall remain with respect to (A) any accrued and unpaid interest on or the Current Principal Amount of the Securities and (B) any additional amounts, in each case, if and only to the extent that such interest, the Current Principal Amount, or additional amounts, as applicable, have become due and payable to the holders of such Securities on or before the date of the occurrence of the Capital Ratio Event and remain unpaid.

A “Capital Ratio Event” will be deemed to have occurred when the Issuer’s Consolidated Common Equity Tier 1 Capital Ratio (as defined in the Preliminary Prospectus) that it has reported or publicly announced in a manner set forth in the Preliminary Prospectus, declines below 5.125%, with certain exceptions set forth in the Preliminary Prospectus.

“Going Concern Write-Down Date” means the date that is determined by the Issuer after consultation with the FSA or any other relevant Japanese supervisory authority and shall be no later than twenty Business Days following the date of the relevant Going Concern Write-Down Notice (as defined in the Preliminary Prospectus).

Following any write-down of principal amount upon a Capital Ratio Event, upon occurrence of a Write-Up Event (as defined in Preliminary Prospectus), the Issuer may elect to cause the Current Principal Amount of the outstanding Securities that have been subject to one or more Going Concern Write-Downs to be increased by the relevant Write-Up Amount (as defined in the Preliminary Prospectus) on the relevant Write-Up Date (as defined in the Preliminary Prospectus), by reinstating an amount of principal that was previously subject to a Going Concern Write-Down by the relevant Write-Up Amount on such Write-Up Date.

Write-Down and Cancellation Upon a Non-Viability Event:

If a Non-Viability Event (as defined below) occurs, on the Write-Down and Cancellation Date (as defined below), principal of the Securities will be permanently written down to zero, the Issuer shall be discharged and released from any and all of its obligations to pay principal of, interest on and any other amount under the Securities (including additional amounts with respect thereto, if any), and the Securities will be cancelled, in each case other than principal amount, interest and any additional amounts that have become due and payable on or before the date of the occurrence of the Non-Viability Event and remain unpaid; and holders of the Securities will be deemed to have irrevocably waived their right to claim or receive, and will not have any rights against the Issuer with respect to, and cannot instruct the trustee to enforce, payment of principal of, or interest on, or any other amount under, the Securities (including additional amounts with respect thereto, if any), except that the Issuer’s obligations shall remain with respect to (A) any accrued and unpaid interest on or principal of the Securities and (B) any additional amounts, in each case, if and only to the extent that such interest, principal or additional amounts, as applicable, have become due and payable to the holders of such Securities on or before the date of the occurrence of the Non-Viability Event and remains unpaid.

A “Non-Viability Event” will be deemed to have occurred at the time that the Prime Minister of Japan confirms (nintei) that any measures (tokutei dai nigo sochi) set forth in Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act (as defined in the Preliminary Prospectus) (or any successor provision thereto) need to be applied to the Issuer.

“Write-Down and Cancellation Date” means, upon the occurrence of a Non-Viability Event, the date that shall be determined by the Issuer after consultation with the FSA or any other relevant Japanese supervisory authority and shall be no later than ten Business Days following the date of the Write-Down and Cancellation Notice (as defined in the Preliminary Prospectus).

Write-Down and Cancellation Upon a Bankruptcy Event:

Immediately upon the occurrence of a Bankruptcy Event (as defined in the Preliminary Prospectus), principal of the Securities will be permanently written down to zero, the Issuer shall be discharged and released from any and all of its obligations to pay principal of, interest on and any other amount under the Securities (including additional amounts with respect thereto, if any), and the Securities will be cancelled, in each case other than principal amount, interest and any additional amounts that have become due and payable on or before the occurrence of the Bankruptcy Event and remain unpaid; and holders of the Securities will be deemed to have irrevocably waived their right to claim or receive, and will not have any rights against the Issuer with respect to, and cannot instruct the trustee to enforce, payment of principal of, or interest on, or any other amount under, the Securities (including additional amounts with respect thereto, if any), except that the Issuer’s obligations shall remain with respect to (A) any accrued and unpaid interest on or principal of the Securities and (B) any additional amounts, in each case, if and only to the extent that such interest, principal or additional amounts, as applicable, have become due and payable to the holders of such Securities on or before the date of the occurrence of the Bankruptcy Event and remains unpaid.

Agreement to Write-Down and Cancellation:	By subscribing for, purchasing or otherwise acquiring the Securities, holders of the Securities consent to a principal write-down under the terms of the Securities.

No Events of Default or Rights of Acceleration:

Non-payment of principal of or interest on the Securities (including additional amounts with respect thereto, if any) or breach of covenants in the Indenture or the Securities or any other event shall not constitute an event of default or an event of acceleration under the Indenture or the Securities or give rise to any right of the holders or the trustee to declare the principal of or interest on the Securities to be due and payable or accelerate any payment of such principal or interest, and there are no events of default or circumstances in respect of the Securities that entitle the holders of Securities or the trustee to require that the Securities become immediately due and payable. In addition, there is no right to require the Issuer to redeem the Securities.

Optional Redemption:

The Securities may, subject to prior confirmation of the FSA (if such confirmation is required under the Applicable Capital Adequacy Regulations (as defined in the Preliminary Prospectus)), be redeemed at the Issuer’s option, in whole, but not in part, on each Reset Date, on not less than 25 days nor more than 60 days’ prior notice to the trustee, at a redemption price equal to 100% of the principal amount at issuance of the Securities plus accrued and unpaid interest to (but excluding) the date fixed for redemption and any related additional amounts due on the date fixed for redemption, provided, however, that the Issuer will not have such option to redeem the Securities if the Securities have been subject to a Write-Down and Cancellation (as defined in the Preliminary Prospectus).

Call Option

The Securities may, subject to prior confirmation of the FSA (if such confirmation is required under the Applicable Capital Adequacy Regulations), be redeemed at the Issuer’s option, in whole, but not in part, on the relevant Call Date(s) (as defined below), on not less than 25 days nor more than 60 days’ prior notice to the trustee, at a redemption price equal to 100% of the principal amount at issuance of the Securities plus accrued and unpaid interest to (but excluding) the date fixed for redemption, provided, however, that the Issuer will not have such option to redeem the Securities if the Securities have been subject to a Write-Down and Cancellation.

“Call Date” means any date in the six-month period preceding (and including) any Reset Date.

Optional Tax Redemption:

The Securities may, subject to prior confirmation of the FSA (if such confirmation is required under the Applicable Capital Adequacy Regulations), be redeemed at any time, at the Issuer’s option, in whole, but not in part, upon not less than 25 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the Current Principal Amount of the Securities on the date fixed for redemption plus accrued and unpaid interest to (but excluding) the date fixed for redemption and any related additional amounts due on the date fixed for redemption, if the Issuer determines that, as a result of any change in, or amendment to, the laws, treaties, regulations or rulings of Japan (or of any political subdivision or taxing authority thereof or therein) affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, regulations or rulings, which change or amendment becomes effective on or after the date of the final prospectus supplement relating to this offering, (i) the Issuer is, or on the next interest payment date would be, required to pay any additional amounts in respect of Japanese taxes, or (ii) any interest on the Securities ceases to be treated as being a deductible expense for the purpose of its corporate tax, and in each case of (i) or (ii) above, such event cannot be avoided by it taking reasonable measures available to it, provided, however, that the Issuer will not have such option to redeem the Securities if the Securities have been subject to a Write-Down and Cancellation.

Optional Regulatory Redemption:

The Securities may, subject to prior confirmation of the FSA (if such confirmation is required under the Applicable Capital Adequacy Regulations), be redeemed at the Issuer’s option, in whole, but not in part, at any time, on not less than 25 nor more than 60 days’ prior notice to the trustee, at a redemption price equal to 100% of the Current Principal Amount of the Securities on the date fixed for redemption plus accrued and unpaid interest to (but excluding) the date fixed for redemption and any related additional amounts due on the date fixed for redemption, if the Issuer determines after consultation with the FSA that there is more than an insubstantial risk that the Securities may not be partially or fully included in its Additional Tier 1 Capital (as defined in the Preliminary Prospectus) under the applicable standards set forth in the Applicable Capital Adequacy Regulations, provided, however, that the Issuer will not have such option to redeem the Securities if the Securities have been subject to a Write-Down and Cancellation.

Issue Price:	100.000% of principal amount

Underwriting Commission:	1.000% of the principal amount

Day Count:	30/360

Business Days:	New York and Tokyo

Business Day Convention:	Following Business Day Convention

Denominations:	U.S.$200,000 and integral multiples of $1,000 in excess thereof

Listing:	Singapore Exchange Securities Trading Limited

Governing Law:	New York law

Billing & Delivering:	Nomura Securities International, Inc.

Joint Lead Managers and Joint Bookrunners:**

Nomura Securities International, Inc.

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

BMO Capital Markets Corp.

BofA Securities, Inc.

CaixaBank, S.A.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Crédit Agricole Corporate and Investment Bank

Natixis Securities Americas LLC

Nordea Bank Abp

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SEB Securities, Inc.

Co-Managers:**	Danske Markets Inc. Banco de Sabadell, S.A. Barclays Capital Inc. DBS Bank Ltd. Intesa Sanpaolo IMI Securities Corp. Morgan Stanley & Co. LLC Unicaja Banco, S.A.

Security Codes:	CUSIP: 65535HCC1 ISIN: US65535HCC16 Common Code: 310641774

Pricing of Offering of Senior Notes:

Concurrently with the offering of the Securities, we priced our previously-announced offering of $750,000,000 aggregate principal amount of 4.904% Senior Fixed Rate Notes due 2030 and $500,000,000 aggregate principal amount of 5.491% Senior Fixed Rate Notes due 2035 (together, the “Senior Notes”). Delivery of the Senior Notes is expected to occur concurrently with delivery of the Securities. No Senior Notes are being offered hereby.

Notes:

* Credit ratings are not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating agencies.

** One or more of the underwriters may not be U.S.-registered broker-dealers. All sales of securities in the United States will be made by or through U.S.-registered broker-dealers, which may include affiliates of one or more of the underwriters.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction where or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (together with the prospectus in the registration statement, the “Preliminary Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at https://www.sec.gov/. Alternatively, copies of the Preliminary Prospectus relating to the securities offered in this offering may be obtained by contacting Nomura Securities International, Inc., 1-800-638-2268; or J.P. Morgan Securities LLC, 1-212-834-4533 (call collect).

No EEA or UK PRIIPs KID – No EEA or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or the UK. See “Prohibition of Sales to EEA Retail Investors” and “Prohibition of Sales to UK Retail Investors” in the preliminary prospectus supplement.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.